SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated:  April 29, 2010
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     On April 29, 2010, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing its public offering of 4,500,000 common units. On April 30, 2010, Navios issued a press release announcing the pricing of its follow-on offering. A copy of the press releases are furnished as Exhibit 99.1 and Exhibit 99.2 to this Report and are incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: April 30, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 29, 2010

99.2	Press Release dated April 30, 2010